SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
4 April to 3 May 2016

DATE	DETAIL

03 May 2016	Total Voting Rights

11 April 2016	Notification of Directors’ Interests – NG Share Incentive Plan

07 April 2016	Transaction in own Shares

06 April 2016	Director’s Other Appointment

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

5 April 2016: National Grid UK Executive Director – appointment date confirmed